UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D [Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
TO § 240.13d-2(a)
(Amendment No. 4)

INTREPID POTASH, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46121Y102

(CUSIP Number)

Robert P. Jornayvaz III

Chairman of the Board and Chief Executive Officer

Intrepid Potash, Inc.

707 17th Street, Suite 4200

Denver, Colorado  80202

(303) 296-3006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 5, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 46121Y102

1	Names of Reporting Persons Intrepid Production Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,736,000

	8	Shared Voting Power 0(1)

	9	Sole Dispositive Power 14,736,000

	10	Shared Dispositive Power 0(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,736,000(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 19.6(2)

14	Type of Reporting Person (See Instructions) CO

(1)

Excludes 15,136,000 shares of Common Stock of the Issuer held by Harvey Operating and Production Company, which may be deemed to be beneficially owned by Intrepid Production Corporation as a result of the relationships among Intrepid Production Corporation and Harvey Operating and Production Company described in Item 6 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Intrepid Production Corporation that it is the beneficial owner of any shares of Common Stock of the Issuer held by Harvey Operating and Production Company.

(2)	Based on the 75,032,086 shares of Common Stock of the Issuer outstanding as of October 31, 2009, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

CUSIP No. 46121Y102

1	Names of Reporting Persons Robert P. Jornayvaz III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,813,698(1)

	8	Shared Voting Power 0(2)

	9	Sole Dispositive Power 14,813,698(1)

	10	Shared Dispositive Power 0(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 14,813,698 (1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 19.7%(3)

14	Type of Reporting Person (See Instructions) IN

(1)

Includes 14,736,000 shares held by Intrepid Production Corporation that are or may be deemed to be beneficially owned by Robert P. Jornayvaz III. Mr. Jornayvaz is the sole shareholder, sole director and President of Intrepid Production Corporation. Mr. Jornayvaz was granted 17,578 shares of restricted common stock on February 25, 2009, which will vest in three equal annual installments beginning on February 25, 2010. This amount also includes 60,000 shares of common stock held by LARRK Foundation (“LARRK”) and 120 shares of common stock held by Mr. Jornayvaz’s daughter, of which he disclaims beneficial ownership.

(2)

Excludes 15,136,000 shares of Common Stock of the Issuer held by Harvey Operating and Production Company, which may be deemed to be beneficially owned by Robert P. Jornayvaz III as a result of the relationships among Intrepid Production Corporation and Harvey Operating and Production Company described in Item 6 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Robert P. Jornayvaz III that he is the beneficial owner of any shares of Common Stock of the Issuer held by Harvey Operating and Production Company.

(3)	Based on the 75,032,086 shares of Common Stock of the Issuer outstanding as of October 31, 2009, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

CUSIP No. 46121Y102

Item 1.	Security and Issuer

This Amendment No. 4 amends the statement on Schedule 13D filed on May 5, 2008, as amended on December 16, 2008, June 8, 2009 and November 12, 2009, by Intrepid Production Corporation, a Colorado corporation (“IPC”) and Robert P. Jornayvaz III (“RPJ”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Intrepid Potash, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) The responses of the Reporting Persons with regard to Items 11 and 13 of the cover pages to this Amendment No. 4 that relate to the aggregate number and percentage of Common Stock beneficially owned by such Reporting Persons are herein incorporated by reference.

(b) The responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 4 that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition are herein incorporated by reference.

(c) The following transactions in the Common Stock were effected by the Reporting Persons in the 60 days prior to the date of this filing:

(1) On November 17, 2009, IPC sold 224,802 shares of Common Stock in the open market pursuant to a Rule 10b5-1 sales plan adopted on November 9, 2009 for aggregate consideration of $6,228,229.33.  The shares were sold in multiple transactions at prices ranging from $26.70 to $28.13 per share, inclusive.

(2) On November 18, 2009, IPC sold 125,198 shares of Common Stock in the open market pursuant to a Rule 10b5-1 sales plan adopted on November 9, 2009 for aggregate consideration of $3,577,445.21.  The shares were sold in multiple transactions at prices ranging from $28.35 to $28.85 per share, inclusive.

(3) On November 20, 2009, IPC sold 175,000 shares of Common Stock in the open market pursuant to a Rule 10b5-1 sales plan adopted on November 9, 2009 for aggregate consideration of $5,217,345.00.  The shares were sold in multiple transactions at prices ranging from $29.51 to $30.07 per share, inclusive.

(4) On November 24, 2009, IPC gifted 100,000 shares to LARRK for no consideration.

(5) On January 5, 2010, IPC sold 150,000 shares of Common Stock in the open market pursuant to a Rule 10b5-1 sales plan adopted on November 9, 2009 for aggregate consideration of $4,750,425.00.  The shares were sold in multiple transactions at prices ranging from $31.05 to $32.34 per share, inclusive.

(6) On January 11, 2010, IPC sold 150,000 shares of Common Stock in the open market pursuant to a Rule 10b5-1 sales plan adopted on November 9, 2009 for aggregate consideration of $4,976,265.00.  The shares were sold in multiple transactions at prices ranging from $32.33 to $34.14 per share, inclusive.

In addition, LARRK effected the following transactions in the Common Stock in the 60 days prior to the date of this filing:

(i) On November 19, 2009, LARRK sold 150,000 shares of Common Stock in the open market for aggregate consideration of $4,317,045.00.  The shares were sold in multiple transactions at prices ranging from $28.61 to $29.09 per share, inclusive.

(ii) On December 7, 2009, LARRK sold 20,000 shares of Common Stock in the open market for aggregate consideration of $617,598.00.  The shares were sold in multiple transactions at prices ranging from $30.80 to $30.92

CUSIP No. 46121Y102

per share, inclusive.

(iii) On December 8, 2009, LARRK sold 20,000 shares of Common Stock in the open market for aggregate consideration of $607,158.00.  The shares were sold in multiple transactions at prices ranging from $30.31 to $30.43 per share, inclusive.

Item 7.	Material to be Filed as Exhibits

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated May 5, 2008.†

Exhibit 2	Powers of Attorney for the Reporting Persons, dated May 5, 2008.†

Exhibit 3	Form of Lock-Up Agreement, dated as of April 21, 2008, between the Issuer and each of the Original Stockholders, RPJ and the other directors and officers of the Issuer.*

Exhibit 4	Exchange Agreement, dated as of April 21, 2008, between the Issuer and Intrepid Mining.**

Exhibit 5	Director Designation and Voting Agreement, dated as of April 25, 2008, among the Issuer, IPC, HOPCO and PAL.***

Exhibit 6	Registration Rights Agreement, dated as of April 25, 2008, among the Issuer, IPC, HOPCO and PAL.***

Exhibit 7	Employment Agreement, dated as of April 25, 2008, between the Issuer and RPJ.***

Exhibit 8	2008 Equity Incentive Plan, dated April 25, 2008.****

Exhibit 9	Sales Plan, adopted June 8, 2009, between IPC and J.P. Morgan Securities Inc.†

Exhibit 10	Sales Plan, adopted November 9, 2009, between IPC and J.P. Morgan Securities Inc.†

Exhibit 11	Powers of Attorney for the Reporting Persons, dated November 20, 2009.††

†	Previously filed.

††	Filed herewith.

*	Incorporated by reference to Exhibit A to Exhibit 10.1 to Amendment No. 3 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on April 7, 2008.

**	Incorporated by reference to the Issuer’s Current Report on Form 8-K dated April 25, 2008, filed with the Commission on April 25, 2008.

***	Incorporated by reference to the Issuer’s Current Report on Form 8-K dated May 1, 2008, filed with the Commission on May 1, 2008.

****	Incorporated by reference to the Issuer’s Registration Statement on Form S-8 dated April 25, 2008, filed with the Commission on April 25, 2008.

CUSIP No. 46121Y102

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2010	INTREPID PRODUCTION CORPORATION

	By:	/s/ Geoffrey T. Williams, Jr.
	Name:	Geoffrey T. Williams, Jr.
	Title:	Attorney-in-Fact

Dated: January 15, 2010	ROBERT P. JORNAYVAZ III

	By:	/s/ Geoffrey T. Williams, Jr.
	Name:	Geoffrey T. Williams, Jr.
	Title:	Attorney-in-Fact